Mail Stop 3561

June 3, 2009

VIA FACSIMILE AND U.S. MAIL

Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, CA 92705

> **Re: Collectors Universe, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 27, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **Form 8-K Dated March 16, 2009**
> **Filed March 20, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 000-27887**

Dear Mr. Wallace:

We have reviewed your letter dated May 4, 2009 and have the following comments.   Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Cover Page

1. Our records show that your file number was changed to 1-34240 on January 14, 2009 when you filed a Form 8-A. Please revise future filings to include the new file number.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Liquidity and Capital Resources, page 60

2. We reviewed your response to comment five of our letter dated April 10, 2009. Please confirm to us that you intend to revise your discussion of financial condition, changes in financial condition and cash flows to cover the periods presented in the financial statements. Refer to the instructions to Item 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 64

Note 2 – Summary of Significant Accounting Policies, page 72

Revenue Recognition, page 74

3. We reviewed your response to comment six of our letter dated April 10, 2009. Please elaborate on your response as follows:

    o Clarify the items and their amounts included in revenues from Collectors Club memberships recognized during the years presented. In doing so, tell us the dollar amount of Collectors Club subscriptions sold, revenues from free grading services recognized and subscription revenues recognized in each year.

    o Since you discount grading services provided to Collection Club members from grading and authentication fees charged to non-members, describe the method you use to allocate arrangement consideration to the separate units of accounting and explain why your methodology complies with the relative fair value method in EITF 00-21. In doing so, explain how you evaluate the relative fair values of the deliverables and the percentage factors used to allocate the membership fee between the grading and publication services provided under the arrangements and the entity specific evidence that supports your allocation.

    o Tell us the nature and extent of historical data that supports recognition of the majority of subscription fee revenue in the month following the membership purchase given that you do not track vouchers for free grading services.

4. We considered your response to comment seven of our letter dated April 10, 2009. We also note your disclosure in management's discussion and analysis of financial condition and results of operations that increases in revenues from other related services including advertising revenues, CFC financing, Collectors Club

memberships and CCE subscriptions and collectibles conventions accounted for a large portion of the overall increases in revenues. As such, it appears that these other revenue sources may have a material impact on operating income in certain periods. If so, we continue to believe that you should disclose your revenue recognition policies related to other related services in future filings. Please advise.

Shipping and Handling Costs, page 75

5. We considered your response to comment eight of our letter dated April 10, 2009 and continue to believe that amounts billed to customers as reimbursement of shipping and handling costs should be classified as revenue. Please tell us whether you considered the guidance in EITF 01-14 and EIFT 99-19 in reaching a conclusion that amounts billed to customers for shipping and handling costs should be classified as a reduction of cost of revenues.

Goodwill and Other Intangible Assets, page 78

6. We note your response to comment nine of our letter dated April 10, 2009 and understand that you intend to consider using a more simplified presentation of information related to intangible assets although you believe you already comply with disclosure requirements in paragraph 45 of SFAS 142. Please note the transition guidance in paragraph 48 of SFAS 142 and confirm to us that you intend to revise your disclosure in future filings to disclose the gross carrying amount and accumulated amortization, in total and by major intangible assets class, for intangible assets subject to amortization and the total carrying amount and the carrying amount for each major class of intangible assets not subject to amortization for each year for which a statement of financial position is presented.

Note 16. Business Segments, page 97

7. We considered your response to comment 13 of our letter dated April 10, 2009. As previously requested, please address why you believe operating segments that do not meet the quantitative thresholds in paragraph 18 of SFAS 131 have similar economic characteristics and can be aggregated in light of the consensus reached in EITF 04-10. In doing so, please tell us the gross margins for the past five years for each operating segment aggregated into the other segment.

8. We reviewed your response to comment 14 of our letter dated April 10, 2009 and note that it is impracticable for you to disclose revenues from external customers for each product and service or each group of similar products and services. Please confirm that you will disclose this fact in future filings in accordance with paragraph 37 of SFAS 131.

Exhibits 10.8, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.25 and 10.34

9. We note your response to comment 17 of our letter dated April 10, 2009. Please be advised that if you are required to file an exhibit under Item 601(b)(10) of Regulation S-K, you must file a complete exhibit including all appendices, attachments and schedules. Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

We also note your argument that certain exhibits either (i) were not material at the time they were filed as material contracts pursuant to Item 601(b)(10) or (ii) are fully performed and no are longer material. With respect to (i), even if a contract ceased to be material to you by the end of the reporting period during which you entered the contract, you still would have been required to file it pursuant to Item 601(b)(10), as Item 601(a)(4) provides that "[I]f a material contract…is executed or becomes effective during the reporting period reflected by a Form 10-Q or Form 10-K, it shall be filed as an exhibit to the Form 10-Q or Form 10-K for the corresponding period." Refer to Question 146.06 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

With respect to (ii), when you filed the exhibits pursuant to Item 601(b)(10), you implicitly represented that each of those exhibits was a "contract not made in the ordinary course of business which [was] material to [you] and [was] to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing." The exhibits are in the public domain as material contracts that are incomplete. Please file the complete exhibits.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

10. We note your response to comment 20 of our letter dated April 10, 2009. Please provide us with an example of your intended disclosure for future filings based on information for the above referenced documents.

11. Please also apply the above comment to your response to comment 21 of our letter dated April 10, 2009: Please provide us with an example of your intended disclosure for future filings based on information for the above referenced documents. With respect to your first two concerns, we believe you can provide appropriate context in your discussion while still disclosing information that would provide investors with a clear and complete picture of the compensation earned by your named executive officers. We also note that your concerns were

addressed by the Commission in SEC Release No. 34-54302A, Part II.B. (August 29, 2006), available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf. With respect to your third concern, you would need to provide us with a more detailed competitive-harm analysis in order to justify omitting information you deem to be sensitive. See Instruction 4 to Item 402(b) of Regulation S-K and SEC Release No. 34-54302A, Part II.B.2. With respect to your last concern, it is unclear how state laws would prohibit you from disclosing "[h]ow specific forms of compensation are structured and implemented to reflect [each] named executive officer's individual performance and/or individual contribution to [specific items of corporate performance], describing the elements of individual performance and/or contribution that are taken into account" (quoting Item 402(b)(2)(vii) of Regulation S-K). If that is your position, please provide us with a detailed analysis specifically referencing the laws in question and how the required disclosure is affected.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 3. Controls and Procedures, page 36

12. We note that you provide inconsistent disclosures regarding your disclosure controls and procedures. In the first sentence of the first paragraph you disclose that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including your CEO and CFO, to allow timely decisions regarding required disclosure. In the second sentence of the first paragraph you imply that your disclosure controls and procedures are designed to achieve the desired control objectives at the reasonable assurance level. Yet, in the second paragraph you disclose that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that the information required to be disclosed in reports you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Please revise your disclosure in future filings regarding the conclusion of management regarding the effectiveness of your disclosure controls and procedures to clarify whether your disclosure controls and procedure are effective at the as of the end of the period to provide reasonable assurance that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that the information required

to be disclosed in reports you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Otherwise, remove your disclosure regarding reasonable assurance in the first paragraph.

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You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director